

November 6, 2014

<u>Via e-mail</u>
Mr. David J. Bryant
Chief Financial Officer
Resource Capital Corp.
712 5th Ave., 12th Floor
New York, NY 10019

     RE: **Resource Capital Corp.**
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed March 3, 2014
             File No. 1-32733

Dear Mr. Bryant:

     We have reviewed your response letter dated October 31, 2014, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42</u>

<u>Funds from Operations, page 77</u>

1.   We note your response to comment 4. To the extent that you disclose AFFO as a supplemental measure of operating performance, please remove references to the company's cash flow generated by operations in your discussion of AFFO as this may indicate that AFFO is used as a liquidity measure. To the extent that you disclose AFFO per share, please reconcile to GAAP earnings per share. Refer to Question 102.05 of the Non-GAAP Financial Measures C&DIs.

<u>Consolidated Statements of Income, page 91</u>

2.   We note your response to comment 5 and continue to believe that items in question do not meet the definition of revenue. As previously requested, please revise in future filings to present 1) equity in net earnings (losses) of unconsolidated subsidiaries, 2) net realized gain on sales of investment securities available-for-sale and loans, 3) net realized and unrealized (loss) gain on investment securities, trading and 4) unrealized (loss) gain on linked transactions in the "Other" section below operating expenses.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact William Demarest at (202) 551-3432 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

                                Sincerely,

                                /s/ Kristi Marrone

                                Kristi Marrone
                                Staff Accountant